UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIFECELL CORPORATION

(Name of Subject Company (Issuer))

Leopard Acquisition Sub, Inc.

and

Kinetic Concepts, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Stephen D. Seidel, Esq.

Senior Vice President and General Counsel

Kinetic Concepts, Inc.

8023 Vantage Drive

San Antonio, TX 78230

(210) 524-9000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr., Esq.

Shilpi Gupta, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive, Suite 2300

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

531927101

The pre-commencement communications filed under cover of this Schedule TO relate to a planned tender offer by Leopard Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Kinetic Concepts, Inc. (“KCI”), for all of the outstanding shares of common stock, par value $0.001 per share, of LifeCell Corporation (“LifeCell”), pursuant to an Agreement and Plan of Merger, dated as of April 7, 2008, by and among KCI, Purchaser and LifeCell.

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of LifeCell. At the time the tender offer is commenced, KCI and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and LifeCell intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. KCI, Purchaser and LifeCell intend to mail these documents to the stockholders of LifeCell. These documents will contain important information about the tender offer and stockholders of LifeCell are urged to read them carefully when they become available. Stockholders of LifeCell will be able to obtain a free copy of these documents (when they become available) and other documents filed by LifeCell or KCI with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from KCI by contacting KCI at 8023 Vantage Drive, San Antonio, TX 78230, Attention: Investor Relations.

EXHIBIT INDEX

EXHIBIT NO.
99.1	KCI Investor Call Transcript, April 7, 2008